

August 2, 2011

Via E-mail
Mr. Ron Zwanziger
Chairman, President and CEO
Alere, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

> Re: **Alere, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-16789**

Dear Mr. Zwanziger:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 52

1. You disclose here and on page F-12 that you test goodwill for impairment annually, in the fourth quarter, and in between your annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Please provide us proposed revised disclosure that explains the facts and circumstances that led you to record the $1.0 billion goodwill impairment in your health management segment in the fourth quarter of 2010 as required by ASC 350-20-50-2a. Separately explain to us what deteriorated since your 2009 impairment test. Also explain what changed in the fourth quarter of 2010 resulting in the impairment and why you did not appear to perform an interim assessment or highlight for investors in your September 30, 2010 Form 10-Q that a material impairment was likely or at least reasonably possible.

Reference for us the authoritative literature you relied upon to support your accounting and disclosures.

2. It appears that you treat your reportable segments as reporting units for goodwill impairment testing purposes. Given that you have numerous subsidiaries in various jurisdictions throughout the world as indicated in Exhibit 21 and that the profitability of those subsidiaries does not appear to be consistent based on your disclosure of domestic and foreign pre-tax income on page F-57, please demonstrate to us why you do not appear to allocate goodwill to components of operating segments under ASC 350-20-35-34. Please reference for us the authoritative literature you rely upon to support your accounting.

Notes to Consolidated Financial Statements
(16) Income Taxes, page F-58

3. Please provide us proposed revised liquidity and capital resources disclosure to be included in future periodic reports that indicates how much of your consolidated cash and short term investments are held in foreign entities for which there could be adverse tax implications upon repatriation.

4. Given your significant debt outstanding and apparent unprofitable US operations, please provide us proposed revised liquidity and capital resources disclosure to be included in future periodic reports that clarifies how you intend to meet your obligations without repatriating the undistributed earnings of your foreign subsidiaries.

(17) Financial Information by Segments, page F-62

5. Please provide us proposed revised disclosure to be included in future periodic reports about your products and services as required by ASC 280-10-50-40. Otherwise, please tell us how your current disclosure complies with this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                   Sincerely,

                                   /s/ Jim B. Rosenberg

                                   Jim B. Rosenberg
                                   Senior Assistant Chief Accountant